UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 000-50057
(Check One)	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART 1
REGISTRANT INFORMATION

Full Name of Registrant:	Boo Koo Holdings, Inc

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office

Street and Number:	4951 AIRPORT PARKWAY, #660
City, State and Zip Code:	ADDISON, TX 75001

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

Boo Koo Holdings, Inc. (the “Company”) is unable to file its annual report on Form 10-KSB for the year ended December 31, 2007, within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Company’s need to analyze additional information in order to complete the financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to thisnotification

Stephen C. Ruffini	972	818-3862
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results ofoperations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Prior to August 1, 2007, the Company was a shell company. On August 1, 2007, the Company acquired Boo Koo Beverages, Inc., a privately held Texas corporation (“Old Boo Koo”), pursuant to a transaction which is accounted for as a reverse merger acquisition. As a result, the result of operations for periods prior to August 1, 2007 will be the results of operations for Old Boo Koo, which is considered the acquirer for accounting purposes.

Based upon preliminary financial statements, the Company will show revenue of $10.2 million for the year ended December 31, 2007, which is 39.8% lower than revenue of $17.0 million for the twelve months ended December 31, 2006. While the Company expects that its net loss shall increase for the year ended December 31, 2007 as compared with the year ended December 31, 2006, the Company is unable to provide an accurate quantitative estimate of its net loss for the year ended December 31, 2007 because the Company is in the process of evaluating certain loss contingency items, which may have an impact on its net loss.

Boo Koo Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ Stephen C. Ruffini
Name: Stephen C. Ruffini
Title: Chief Financial Officer and Chief Operating Officer